Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES(1)

	Year ended December 31,
	2013	2014	2015	2016	2017
	(millions of euro, except ratios)
Earnings:
Profit before tax from continuing operations	6,280	3,635	906	3,245	4,597
Share of (income) loss of investments accounted for by the equity method	304	510	10	5	(5)
Dividends from joint ventures and investments accounted for by the equity method	28	34	11	13	11
Fixed charges (see below)	3,629	3,511	4,417	4,476	3,363
Capitalized interest, net of amortization	—	—	—	—	—

Earnings	10,241	7,690	5,344	7,739	7,966

Fixed charges:
Finance cost, including amortization of debt expense and similar charges	3,629	3,511	4,417	4,476	3,363
Capitalized interest	—	—	—	—	—

Total fixed charges	3,629	3,511	4,417	4,476	3,363

Ratio of earnings to fixed charges	2.8	2.2	1.2	1.7	2.4

(1)	For the purpose of calculating ratios of earnings to fixed charges, earnings consist of profit before tax from continuing operations, plus share of income or loss of investments accounted for by the equity method, dividends from joint ventures and investments accounted for by the equity method, fixed charges and capitalized interest net of amortization. Fixed charges consist of finance costs, including amortization of debt expense and similar charges, and capitalized interest.